Exhibit 99.3

CHECK-CAP LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) David Lontini and Alan Lewis, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 48.00 per share, of Check-Cap Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Friday, October 17, 2025, at 10:00 a.m., Eastern Time, at Paul Hastings LLP, 200 Park Avenue, New York, NY 10166, and at any adjournment or postponement thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the Notice and Proxy Statement for the Annual General Meeting of Shareholders (receipt of which is hereby acknowledged):

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER AS SPECIFIED ON THE REVERSE.

IMPORTANT NOTE:  A VOTE CAST ON PROPOSAL 1 WILL NOT BE COUNTED UNLESS THE UNDERSIGNED HAS CONFIRMED THAT HE, SHE, OR IT IS NOT A COMBINED COMPANY AFFILIATE (AS DEFINED BELOW) BY MAKING THE REQUIRED CONFIRMATION BY CHECKING THE BOX “YES” IN ITEM 1A ON THE REVERSE SIDE.

(Continued and to be marked, dated, and signed on the other side)

PLEASE FOLD ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.

Important Notice Regarding the Availability of Proxy
Materials for the

Annual General Meeting of Shareholders to be held on
October 17, 2025.

The Proxy Statement to Shareholders are available at:
http://www.viewproxy.com/checkcap/2025agm

If you have any questions, please contact MacKenzie
Partners, our proxy solicitor, toll free at 1-800-322-2885
(shareholders) or at 1-212-929-5500 (banks and brokers).

As a shareholder of Check-Cap Ltd., please mark, sign, and date your proxy card, then fold it, and return it in the postage-paid envelope provided by 10:00 a.m., Eastern Time, on October 15, 2025.

PROXY VOTING INSTRUCTIONS

MAIL
Vote Your Proxy by Mail:
Mark, sign, and date your proxy card, then fold it, and return it in the postage-paid envelope provided.

Please mark your
votes like this in blue or black ink ☒

Proposal 1. To approve the merger (the “Merger”) of CC Merger Sub Inc., a Nevada corporation and a direct, wholly owned subsidiary of Check-Cap (the “Merger Sub”), with and into MBody AI, a Nevada corporation (“MBody AI”), with MBody AI surviving and becoming a wholly-owned subsidiary of Check-Cap after the Merger, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 12, 2025, by and among MBody AI, the Merger Sub and Check-Cap to effect the Merger and other transactions described in the Merger Agreement, including the issuance of ordinary shares of the Company, par value NIS 48.00 per share (the “ordinary shares”), in connection with the Merger.

FOR ☐ AGAINST ☐ ABSTAIN ☐

1.A.	The undersigned confirms that he, she, or it is not a Combined Company Affiliate. Check the box “YES” to confirm that you are not a Combined Company Affiliate. Otherwise, check the box “NO” if you are a Combined Company Affiliate. (THIS ITEM MUST BE COMPLETED. IF YOU CHECK “NO” INDICATING THAT YOU ARE A “COMBINED COMPANY AFFILIATE” OR FAIL TO COMPLETE THIS ITEM, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO THE MERGER PROPOSAL.)

YES ☐ NO ☐

A “Combined Company Affiliate” means that you are (a) MBody AI, Merger Sub or any person or entity holding directly or indirectly 25% or more of the voting power or the right to appoint 25% or more of the directors of MBody AI or Merger Sub, (b) a person or entity acting on behalf of MBody AI, Merger Sub or a person or entity described in clause (a) above, or (c) a family member of an individual contemplated by either of clause (a) or (b) above, or an entity controlled by MBody AI, Merger Sub or any of the foregoing.

Proposal 2. To approve a reverse share split of the Company’s ordinary shares within a range of 1 for 14 to 1 for 100, the exact ratio to be determined by further action of the Company’s board of directors (the “Check-Cap Board” or the “Board of Directors”), to be effective on a date to be determined by the Check-Cap Board and announced by the Company, and to amend the Company’s articles of association to reflect any such reverse share split, if implemented.

FOR ☐ AGAINST ☐ ABSTAIN ☐

Proposal 3. To re-elect all four directors as members of our Board of Directors, each to serve until our next annual general meeting of shareholders and until their respective successors are duly elected and qualified or their earlier resignation or removal:

	FOR	AGAINST	ABSTAIN
David Lontini	☐	☐	☐
Carlos Cheung	☐	☐	☐
Michael Hutton	☐	☐	☐
Daniel Kokiw	☐	☐	☐

Proposal 4. To approve the change of Check-Cap’s name to “MBody AI Ltd.” or a similar name approved by the Israeli Registrar of Companies, effective as of the effective time under the Merger Agreement and to amend the Articles of Association to reflect the name change.

FOR ☐ AGAINST ☐ ABSTAIN ☐

PLEASE FOLD ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.

Date
Signature
Signature (Joint Owners)

Note: Please sign exactly as your name or names appear on this card. Joint owners should each sign personally. If signing as a fiduciary or attorney, please give your exact title.

Please indicate if you plan to attend this meeting ☐

Address Change/Comments: (If you noted any Address Changes and/or Comments above, please mark box.) ☐

PLEASE FOLD ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.